

Daryl Anderson, CFA · 3rd

CFO at Swift Rails, Inc.

Clarence, New York · 500+ connections · **Contact info**

 **Swift Rails, Inc.**

 **Canisius College**

Experience



CFO

Swift Rails, Inc.

Jun 2019 – Present · 1 yr 3 mos

Buffalo/Niagara, New York Area

Swift Rails is an ultra-light, sustainable and personalized alternative to public transit. At ~40x cheaper to build than conventional light-rail and requiring no operating subsidy, we change the transit equation.

Director of Research

Kei Advisors LLC

Mar 2017 – Jun 2019 · 2 yrs 4 mos

Buffalo/Niagara, New York Area

Senior analyst on the research team of an investor relations firm with seventeen publicly traded companies as clients

Accompanied C-level executives in meetings with equity analysts, institutional inves ...see mor

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Head Trader / Managing Member

Qirin Quant Group Ltd.

Jul 2014 – Mar 2017 · 2 yrs 9 mos

Hong Kong / New York
Proprietary trading firm with a focus on Mainland China.

Researched and designed a number of Mainland China based commodity futures trading
strategies across multiple time-frames (SHFE, Dalian, LME, COMEX) **...see mor**



Senior Trader / Strategist
Catamount Algorithmic Trading, LLC
Jan 2010 – Jun 2014 · 4 yrs 6 mos
New York, NY

Designed strategies focusing on commodity indicies and commodity ETFs, COMEX/LME
Copper, fixed income ETFs, and also traded outright macro positions

Helped the firm research, negotiate, and set up a proprietary trading operation in M **...see mor**



Head Trader / Managing Member
Onawa Capital Management, LLC
Sep 2004 – Dec 2009 · 5 yrs 4 mos
Buffalo, NY

Made markets in the NYMEX energy complex throughout the foward curve, as well as in coppe
gold, and silver. Also traded outright macro positions in multiple asset classes, and was in
charge risk management

...see mor

Show 3 more experiences ⌄

Education



Canisius College
Bachelor of Science (BS), Finance
1990 – 1993

Licenses & Certifications



Chartered Financial Analyst (CFA)
CFA Institute





